UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Block listing Interim Review dated 01 October 2025

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 October 2025

Name of applicant:		Rentokil Initial plc
Name of scheme:		Rentokil Initial plc 2006 Performance Share Plan
Period of return:	From:	1 April 2025	To:	30 September 2025
Balance of unallotted securities under scheme(s) from previous return:		500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000

Name of contact:	Rachel Canham, Group General Counsel and Company Secretary
Telephone number of contact:	+44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 October 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary